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                                                                                                  EXHIBIT 12
                                        OHIO POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                       Year Ended December 31,
                                                            1993       1994       1995      1996       1997
Fixed Charges:

  Interest on First Mortgage Bonds . . . . . . . . .     $ 74,121   $ 63,805   $ 61,836  $ 52,147   $ 45,540
  Interest on Other Long-term Debt . . . . . . . . .       24,510     21,453     23,193    27,045     29,620
  Interest on Short-term Debt. . . . . . . . . . . .        1,122        992      2,658     4,006      4,519
  Miscellaneous Interest Charges . . . . . . . . . .        2,958      5,140      7,126     3,705      4,464
  Estimated Interest Element in Lease Rentals. . . .       15,300     13,900     50,700    53,200     52,900
       Total Fixed Charges . . . . . . . . . . . . .     $118,011   $105,290   $145,513  $140,103   $137,043

Earnings:
  Net Income . . . . . . . . . . . . . . . . . . . .     $185,770   $162,626   $189,447  $217,655   $208,689
  Plus Federal Income Taxes. . . . . . . . . . . . .       64,244     74,822     93,699   117,243    121,559
  Plus State Income Taxes. . . . . . . . . . . . . .        2,626      3,375      1,618     2,252      2,655
  Plus Fixed Charges (as above). . . . . . . . . . .      118,011    105,290    145,513   140,103    137,043
       Total Earnings. . . . . . . . . . . . . . . .     $370,651   $346,113   $430,277  $477,253   $469,946

Ratio of Earnings to Fixed Charges . . . . . . . . .         3.14       3.28       2.95      3.40       3.42
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